Exhibit 99.1

BOS Continues Record Year Performance in Q3 2025, Sales Increase 16% Year-Over-Year

Raises Full-Year 2025 Revenue and Net Income Guidance

RISHON LE ZION, Israel, November 25, 2025 (GLOBE NEWSWIRE) -- BOS Better Online Solutions Ltd. (BOSC) today reported financial results for the third quarter and nine months ended September 30, 2025, demonstrating continued record-breaking performance in both revenue and profitability.

Third Quarter 2025 Financial Highlights

●	Revenue increased 15.9% to $11.4 million, compared to $9.8 million in Q3 2024.

●	Net income increased 17.9% to $677,000, or $0.11 per basic share, compared to $574,000, or $0.10 per basic share, in Q3 2024.

●	EBITDA increased 29.5% to $920,000 compared to $710,000 in Q3 2024.

●	Contracted backlog remained strong at $24 million as of September 30, 2025, compared to $24 million on June 30, 2025, and $22 million on March 31, 2025.

●	Cash and cash equivalents reached a record level of $7.3 million as of September 30, 2025.

Nine Months 2025 Financial Highlights

●	Revenue increased 28.4% to $37.9 million, compared to $29.6 million in the first nine months of 2024.

●	Net income increased 53.8% to $2.8 million, or $0.46 per basic share, compared to $1.8 million, or $0.32 per basic share, in the first nine months of 2024.

●	EBITDA increased 45.6% to $3.7 million compared to $2.5 million in the first nine months of 2024.

Eyal Cohen, Chief Executive Officer of BOS, stated: “We are pleased to report another quarter of robust growth, continuing our record-setting pace in both revenue and profitability. Our year-to-date performance demonstrates the strength of our Supply Chain division’s defense sector focus and our successful global diversification strategy. We continue to capitalize on expanding opportunities in this dynamic sector through deeper engagement with existing customers and strategic wins with new ones.

“While our RFID division experienced a nominal operating loss in Q3 due to logistics center slowdowns in Israel, we are confident that improving geopolitical conditions in the Middle East, combined with operational enhancements we have implemented, will drive a return to growth. Meanwhile, our Intelligent Robotics division continues to deliver steady profitability improvements year-over-year, demonstrating our team’s ability to drive operational excellence across all business units.

“Our year-to-date results speak for themselves: record revenue of $37.9 million and record net income of $2.8 million, or $0.46 per basic share. We are also generating strong cash flows from our efficient operating platform, bringing cash and cash equivalents to $7.3 million—providing a solid foundation to support our continued strategic growth initiatives.”

Cohen concluded: “Given our strong execution and $24 million backlog, we are raising our full-year 2025 financial guidance. We now expect our results to be at the high end of our previous guidance range of $45-$48 million in revenue and $2.6-$3.1 million in net income.”

Investor Conference Call

BOS will host a video conference call on November 25, 2025 at 8:30 a.m. EDT. A question-and-answer session will follow management’s presentation. To access the video conference, please click on the following link:

https://us06web.zoom.us/j/84586132530?pwd=MR8FSUWdKBSvsBtc0KTHYDZRZQiIcb.1

For those unable to participate in the live call, a recording will be available the following day on the BOS website: www.boscom.com.

About BOS

BOS integrates cutting-edge technologies to streamline and enhance supply chain operations for global customers in the aerospace, defense, industrial, and retail sectors. The Company operates three specialized divisions:

●	Intelligent Robotics Division: Automates industrial and logistics inventory processes through advanced robotics technologies, improving efficiency and precision.

●	RFID Division: Optimizes inventory management with state-of-the-art solutions for marking and tracking, ensuring real-time visibility and control.

●	Supply Chain Division: Integrates franchised components directly into customer products, delivering innovative solutions that meet evolving customer needs.

For more information on BOS Better Online Solutions Ltd., visit www.boscom.com.

Contacts

Matt Kreps, Managing Director
Darrow Associates
+1-214-597-8200

mkreps@darrowir.com

Eyal Cohen, CEO
+972-542525925

eyalc@boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and also provides certain non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results prepared in accordance with GAAP. The Company uses these non-GAAP measures to evaluate and manage its operations internally and is providing this information to assist investors in performing additional financial analysis consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, among others, the dependency of sales being generated from one or a few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up with or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the effect of ongoing regional conflicts, the continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the U.S. Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share numbers)

	Nine months ended September 30,		Three months ended September 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)

Revenues	$37,945	$29,561	$11,392	$9,827
Cost of revenues	28,892	22,648	8,558	7,672
Gross profit	9,053	6,913	2,834	2,155

Operating costs and expenses:
Research and development	130	125	44	41
Sales and marketing	3,906	3,276	1,366	1,063
General and administrative	1,721	1,457	640	500
Impairment of Goodwill	700	-	-	-
Total operating costs and expenses	6,457	4,858	2,050	1,604

Operating income	2,596	2,055	784	551
Financial income (expenses), net	382	(238)	(42)	24
Income before taxes on income	2,978	1,817	742	575
Taxes on income	186	2	65	1
Net income	$2,792	$1,815	$677	$574

Basic net income per share	$0.46	$0.32	$0.11	$0.10
Diluted net income per share	$0.43	$0.31	$0.10	$0.10
Weighted average number of shares used in computing basic net income per share	6,005	5,750	6,163	5,753
Weighted average number of shares used in computing diluted net income per share	6,448	5,854	6,663	5,884

Number of outstanding shares as of September 30, 2025 and 2024	6,186	5,761	6,186	5,761

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,316	$3,368
Restricted bank deposits	67	185
Trade receivables	14,061	11,787
Other accounts receivable and prepaid expenses	1,074	1,150
Inventories	6,619	7,870

Total current assets	29,137	24,360

LONG-TERM ASSETS	139	177

PROPERTY AND EQUIPMENT, NET	3,466	3,417

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	774	779

DEFERRED TAX ASSETS	1,000	1,000

OTHER INTANGIBLE ASSETS, NET	376	422

GOODWILL	3,488	4,188

Total assets	$38,380	$34,343

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30, 2025	December 31, 2024
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans	$137	$439
Operating lease liabilities, current	210	176
Trade payables	5,247	6,362
Employees and payroll accruals	1,083	1,087
Deferred revenues	3,209	2,003
Accrued expenses and other liabilities	685	598

Total current liabilities	10,571	10,665

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	989	980
Operating lease liabilities, non-current	624	576
Long term deferred revenues	270	293
Accrued severance pay	700	498

Total long-term liabilities	2,583	2,347

TOTAL SHAREHOLDERS’ EQUITY	25,226	21,331

Total liabilities and shareholders’ equity	$38,380	$34,343

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Nine months ended September 30,		Three months ended September 30,
	2025	2024	2025	2024

Operating income	$2,596	$2,055	$784	$551
Add:
Impairment of Goodwill	700	-	-	-
Amortization of intangible assets	45	143	16	47
Stock-based compensation	31	63	11	21
Depreciation	313	269	109	91
EBITDA	$3,685	$2,530	$920	$710

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Nine months ended September 30, 2025

Revenues	$9,208	$27,850	$1,179	$(292)	$37,945

Gross profit	1,808	6,883	362	-	9,053

Allocated operating expenses	1,638	3,203	211	-	5,052

Impairment and amortization of intangible assets	700	46	-		746

Unallocated operating expenses*	-	-	-		659

Income (loss) from operations	$(530)	$3,634	$151	-	2,596

Financial income and tax on income					196

Net income					$2,792

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Nine months ended September 30, 2024

Revenues	$9,432	$19,023	$1,239	$(133)	$29,561

Gross profit	2,382	4,244	287	-	6,913

Allocated operating expenses	1,669	2,455	189	-	4,313

Unallocated operating expenses*	-	-	-		545

Income from operations	$713	$1,789	$98	-	2,055

Financial expenses and tax on income					(240)

Net income					$1,815

*	Unallocated operating expenses include costs not specific to a particular segment but are general to the group, such as expenses incurred for insurance of directors and officers, public company fees, legal fees, and other similar corporate costs.

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended September 30, 2025

Revenues	$3,040	$8,116	$311	$(75)	$11,392

Gross profit	546	2,131	157	-	2,834

Allocated operating expenses	578	1,127	70	-	1,775

Amortization of intangible assets	-	16	-		16

Unallocated operating expenses*				-	259

Income (loss) from operations	$(32)	$988	$87	-	784

Financial expenses and tax on income					(107)

Net income					$677

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended September 30, 2024

Revenues	$2,770	$6,336	$838	$(117)	$9,827

Gross profit	762	1,256	137	-	2,155

Allocated operating expenses	566	771	67	-	1,404

Unallocated operating expenses*				-	200

Income from operations	$196	$485	$70	-	551

Financial income and tax on income					23

Net income					$574

*	Unallocated operating expenses include costs not specific to a particular segment but are general to the group, such as expenses incurred for insurance of directors and officers, public company fees, legal fees, and other similar corporate costs.